

August 19, 2010

ETFS Asian Gold Trust
c/o Corporation Service Company
80 State Street
Albany, NY 12207-2543

> **Re:** **ETFS Asian Gold Trust**
> **Registration Statement on Form S-1**
> **Filed July 22, 2010**
> **File No. 333-168277**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your next amendment should contain a substantial amount of information that you currently omit. We will need sufficient time to review those additional disclosures and may have additional comments once you provide the appropriate disclosures required by Form S-1. You will also expedite the review process by promptly filing all required exhibits with your next amendment, including your legality opinion.

2. Please amend your filing and include the required financial statements and corresponding accountant's report, to comply with Item 11(e) of Form S-1. Additionally, please include all other disclosures required by Item 11 of Form S-1, if applicable.

3. Please include all required consents of experts and counsel with your next amendment, in accordance with Item 601(b) of Regulation S-K.

4. In the summary and elsewhere in the prospectus as appropriate, provide a discussion of the competition you face in obtaining investors for your fund. In this regard, explain what differentiates your fund from other exchange traded funds that reflect the performance of the price of gold bullion. We further note the risk factor at page 8 entitled "[a]n investment in the Shares may be adversely affected by competition from other methods of investing in gold."

5. Please include the legend required by Item 501(b)(10) of Regulation S-K, or tell us why you are not required to include it.

Statements regarding forward-looking statements, page ii

6. Please eliminate the word "will" from your list of forward-looking statements.

Prospectus Summary, page 1

7. Please provide a balanced discussion of the advantages and disadvantages of investing in your trust. We note that you list the advantages, but simply provide a cross-reference to risk factors rather than discussing any disadvantages.

Trust Expenses, page 20

8. We note your statement that "the Sponsor may, in its sole discretion, agree to rebate all or a portion of the Sponsor's Fee attributable to Shares held by certain institutional investors … to foster stability in the Trust's asset levels." Please provide further detail regarding how the rebate feature will work in practice.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Carroll at (202) 551-3362 or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any other questions.

                                                                Sincerely,

                                                                H. Roger Schwall
                                                                Assistant Director